SECURITIES AND EXCHANGE COMMISSION
                        Washington, D. C.  20549

                                FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

               For the fiscal year ended December 31, 1995

                                   OR

         / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

             For the transition period from ______ to ______

                       Commission File No.1-3103-2


                New York State Electric & Gas Corporation
           Tax Deferred Savings Plan for Hourly Paid Employees
        --------------------------------------------------------
                        (Full title of the plan)




                New York State Electric & Gas Corporation
        --------------------------------------------------------
      (Name of issuer of the securities held pursuant to the plan)




              P. O. Box 3287, Ithaca, New York  14852-3287
        --------------------------------------------------------
                 (Address of principal executive office)

                           REQUIRED INFORMATION

The Tax Deferred Savings Plan for Hourly Paid Employees ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the two fiscal years ended December 31, 1995 and 1994, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.



                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Tax Deferred Savings Plan for Hourly Paid Employees has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

New York State Electric & Gas Corporation Tax
Deferred Savings Plan for Hourly Paid Employees




By           Richard R. Benson                      June 11, 1996
             Richard R. Benson
             Committee Member




By          Gerald E. Putman                        June 11, 1996
            Gerald E. Putman
            Committee Member




By         Sherwood J. Rafferty                     June 11, 1996
           Sherwood J. Rafferty
           Committee Member

                               APPENDIX 1

                NEW YORK STATE ELECTRIC & GAS CORPORATION
           TAX DEFERRED SAVINGS PLAN FOR HOURLY PAID EMPLOYEES


                     FINANCIAL STATEMENTS AS OF AND
             FOR THE YEARS ENDED DECEMBER 31, 1995 AND 1994,
           SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
           DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                          Year ended December 31, 1995


                                     INDEX

Report of Independent Auditors .......................................... F-1
Statements of Net Assets Available for Benefits, With Fund
   Information--December 31, 1995.........................................F-2
Statements of Net Assets Available for Benefits, With Fund
   Information--December 31, 1994.........................................F-4
Statement of Changes in Net Assets Available for Benefits, With
   Fund Information--Year ended December 31, 1995........................ F-6
Statement of Changes in Net Assets Available for Benefits, With
   Fund Information--Year ended December 31, 1994........................ F-10
Statement of Changes in Net Assets Available for Benefits, With
   Fund Information--Year ended December 31, 1993.........................F-14
Notes to Financial Statements.............................................F-18
Schedule of Assets Held for Investment Purposes--December 31, 1995........F-24
Schedule of Reportable Transactions--Year ended December 31, 1995........ F-25
Consent of Independent Auditors ......................................... F-26

                  REPORT OF INDEPENDENT AUDITORS

Tax Deferred Savings Plan for Hourly Paid Employees
  Administrative Committee
New York State Electric & Gas Corporation

We have audited the accompanying statements of net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees at December 31, 1995 and 1994, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                         Ernst & Young LLP
Syracuse, New York
April 17, 1996

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                                Statements of Net Assets Available for Benefits, with Fund Information

                                                          December 31, 1995



                                                                             Fund Information
                                      -----------------------------------------------------------------------------------------
                                                                                                         Guaranteed
                                         Capital                   Government     Money       Company    Investment
                                       Appreciation     Equity     Obligation     Market       Stock      Contract
                                          Fund           Fund         Fund        Fund         Fund         Fund       Subtotal
                                      -----------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts                                                                        $3,129,923  $ 3,129,923
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $36,994,631)                                                                   $37,115,333                37,115,333
  Other (cost - $33,596,629)           $13,894,560    $17,371,729  $2,138,010  $4,422,847                             37,827,146
  Loans to participants (Note 2)
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits      $13,894,560    $17,371,729  $2,138,010  $4,422,847  $37,115,333   $3,129,923  $78,072,402
                                       ========================================================================================

                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Hourly Paid Employees

                           Statements of Net Assets Available for Benefits, With Fund Information (Continued)

                                                          December 31, 1995




                                                               Fund Information
                                      -----------------------------------------------------------------------
                                                                 Asset       Asset        Asset
                                          Subtotal    Global   Allocation  Allocation   Allocation
                                          Brought     Growth     Growth     Balanced   Conservative     Loan
                                          Forward      Fund    Portfolio   Portfolio    Portfolio       Fund        Total
                                      ------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts      $ 3,129,923                                                              $ 3,129,923
  Common stock of New York State
    Electric & Gas Corporation                                                                                   37,115,333
    (cost - $36,994,631)                37,115,333
  Other (cost - $33,596,629)            37,827,146  $918,554    $393,831    $433,455   $172,634                  39,745,620
  Loans to participants (Note 2)                                                                    $2,816,260    2,816,260
                                       ------------------------------------------------------------------------------------
Net assets available for benefits      $78,072,402  $918,554    $393,831    $433,455   $172,634     $2,816,260  $82,807,136
                                       ====================================================================================



See notes to financial statements.

                             New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                               Statements of Net Assets Available for Benefits, With Fund Information

                                                          December 31, 1994


                                                                             Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                        Guaranteed
                                         Capital                   Government     Money       Company    Investment
                                       Appreciation     Equity     Obligation     Market       Stock      Contract
                                          Fund           Fund         Fund        Fund         Fund         Fund       Subtotal
                                       ----------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3):
  Guaranteed investment contracts                                                                       $4,060,365  $ 4,060,365
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $33,692,179)                                                                   $24,655,111               24,655,111
  Other (cost - $23,206,125)            $7,304,863    $10,630,168  $1,689,004  $3,566,848                            23,190,883
  Loans to participants (Note 2)
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits       $7,304,863    $10,630,168  $1,689,004  $3,566,848  $24,655,111  $4,060,365  $51,906,359
                                       ========================================================================================

                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Hourly Paid Employees

                           Statements of Net Assets Available for Benefits, With Fund Information (Continued)

                                                          December 31, 1994




                                                                             Fund Information
                                       ----------------------------------------------------------------------
                                                                 Asset       Asset        Asset
                                          Subtotal    Global   Allocation  Allocation   Allocation
                                          Brought     Growth     Growth     Balanced   Conservative     Loan
                                          Forward      Fund    Portfolio   Portfolio    Portfolio       Fund        Total
                                       ------------------------------------------------------------------------------------
Assets
Investments (Notes 1 and 3)
  Guaranteed investment contracts      $ 4,060,365                                                              $ 4,060,365
  Common stock of New York State
    Electric & Gas Corporation
    (cost - $33,692,179)                24,655,111                                                               24,655,111
  Other (cost - $23,206,125)            23,190,883  $172,722    $146,419    $148,765    $33,381                  23,692,170
  Loans to participants (Note 2)                                                                    $2,372,211    2,372,211
                                       ------------------------------------------------------------------------------------
Net assets available for benefits      $51,906,359  $172,722    $146,419    $148,765    $33,381     $2,372,211  $54,779,857
                                       ====================================================================================



See notes to financial statements.

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1995

                                                                             Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                          Guaranteed
                                         Capital                  Government     Money         Company    Investment
                                       Appreciation    Equity     Obligation     Market         Stock      Contract
                                          Fund          Fund         Fund         Fund          Fund         Fund      Subtotal
                                       -----------------------------------------------------------------------------------------
Additions (Notes 1,2, and 3)
Investment income:
  Net unrealized appreciation in
    current value of securities        $ 2,491,852  $ 2,933,993   $  129,649               $  9,157,770              $14,713,264

  Net realized gain on security sales:
    Common stock of New York State
      Electric & Gas Corporation                                                                289,188                  289,188
    Other                                  180,677      207,988       20,039                                             408,704
                                       -----------------------------------------------------------------------------------------
                                         2,672,529    3,141,981      149,688                  9,446,958               15,411,156
  Dividends:
    New York State Electric & Gas
      Corporation                                                                             1,931,882                1,931,882
    Other (including capital gain
      distributions from mutual
      funds of $1,326,840)                 731,094    1,096,406      135,853   $  235,120                              2,198,473
  Interest on securities                                                                                 $  229,574      229,574
  Interest on loans to participants
                                       -----------------------------------------------------------------------------------------
                                         3,403,623    4,238,387      285,541      235,120    11,378,840     229,574   19,771,085
Contributions:
  Employer                                                                                    1,203,833                1,203,833
  Employee                               2,010,430    1,856,322      366,511      657,528     3,037,305                7,928,096
Interfund transfers (net)                1,362,393      844,623     (112,292)      97,996    (2,140,885) (1,035,648)    (983,813)
                                       -----------------------------------------------------------------------------------------
Total additions                          6,776,446    6,939,332      539,760      990,644    13,479,093    (806,074)  27,919,201

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                          Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1995
                                                              (Continued)

                                                                             Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                        Guaranteed
                                         Capital                  Government     Money       Company    Investment
                                       Appreciation     Equity    Obligation     Market       Stock      Contract
                                          Fund           Fund        Fund        Fund         Fund         Fund        Subtotal
                                       ----------------------------------------------------------------------------------------
Balance brought forward                $ 6,776,446   $ 6,939,332   $ 539,760   $  990,644  $13,479,093  $ (806,074) $27,919,201

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                                                                    840,410                  840,410
Withdrawal benefits - cash                 158,730       120,086      83,445      115,463                  108,216      585,940
Transfers to Salaried Plan                  19,625        67,960       5,597       13,487      122,130       3,128      231,927
Administrative fees                          8,394         9,725       1,712        5,695       56,331      13,024       94,881
                                       ----------------------------------------------------------------------------------------
Total deductions                           186,749       197,771      90,754      134,645    1,018,871     124,368    1,753,158
                                       ----------------------------------------------------------------------------------------
Net increase (decrease)                  6,589,697     6,741,561     449,006      855,999   12,460,222    (930,442)  26,166,043
Net assets available for benefits
  at beginning of year                   7,304,863    10,630,168   1,689,004    3,566,848   24,655,111   4,060,365   51,906,359
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                       $13,894,560   $17,371,729  $2,138,010   $4,422,847  $37,115,333  $3,129,923  $78,072,402
                                       ========================================================================================

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                    Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)
                                                    Year Ended December 31, 1995

                                                                             Fund Information
                                           ------------------------------------------------------------------------
                                                                      Asset       Asset       Asset
                                             Subtotal     Global    Allocation  Allocation   Allocation
                                             Brought      Growth      Growth     Balanced   Conservative      Loan
                                             Forward       Fund     Portfolio   Portfolio    Portfolio        Fund      Total
                                           ---------------------------------------------------------------------------------------
Additions (Notes 1,2, and 3)
Investment Income:
  Net unrealized appreciation in
    current value of securities             $14,713,264  $ 28,849   $ 35,235   $ 37,648      $ 5,718                   $14,820,714

  Net realized gain on security sales:
    Common stock of New York State
      Electric & Gas Corporation                289,188                                                                    289,188
    Other                                       408,704     3,421      4,537      1,825          204                       418,691
                                           ---------------------------------------------------------------------------------------
                                             15,411,156    32,270     39,772     39,473        5,922                    15,528,593
  Dividends:
    New York State Electric & Gas
      Corporation                             1,931,882                                                                  1,931,882
    Other (including capital gain
      distributions from mutual
      funds of $1,326,840)                    2,198,473    48,804     16,246     22,705        7,054                     2,293,282
  Interest on securities                        229,574                                                                    229,574
  Interest on loans to participants                   -                                                  $  175,288        175,288
                                           ---------------------------------------------------------------------------------------
                                             19,771,085    81,074     56,018     62,178       12,976        175,288     20,158,619
Contributions:
  Employer                                    1,203,833                                                                  1,203,833
  Employee                                    7,928,096   274,617    100,226    136,526       24,254                     8,463,719
Interfund transfers (net)                      (983,813)  405,793    105,107     86,143      102,090        284,680              0
                                           ---------------------------------------------------------------------------------------
Total additions                              27,919,201   761,484    261,351    284,847      139,320        459,968     29,826,171

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                           Year Ended December 31, 1995
                                                                    (Continued)


                                                              Fund Information
                                          ------------------------------------------------------------------------
                                                                      Asset       Asset       Asset
                                             Subtotal     Global    Allocation  Allocation   Allocation
                                             Brought      Growth      Growth     Balanced   Conservative     Loan
                                             Forward       Fund     Portfolio   Portfolio    Portfolio       Fund        Total
                                          --------------------------------------------------------------------------------------
Balance brought forward                    $27,919,201   $761,484   $261,351    $284,847    $139,320     $ 459,968   $29,826,171

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                    840,410                                                                   840,410
Withdrawal benefits - cash                     585,940     14,750        141                                             600,831
Transfers to Salaried Plan                     231 927        567     13,625                                15,919       262,038
Administrative fees                             94,881        335        173         157          67                      95,613
                                          --------------------------------------------------------------------------------------
Total deductions                             1,753,158     15,652     13,939         157          67        15,919     1,798,892
                                          --------------------------------------------------------------------------------------
Net increase (decrease)                     26,166,043    745,832    247,412     284,690     139,253       444,049    28,027,279
Net assets available for benefits
  at beginning of year                      51,906,359    172,722    146,419     148,765      33,381     2,372,211    54,779,857
                                          --------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                          $ 78,072,402   $918,554   $393,831    $433,455    $172,634    $2,816,260   $82,807,136
                                          ======================================================================================



See notes to financial statements.

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                          Statements of Changes in Net Assets Available for Benefits, With Fund Information

                                                     Year ended December 31, 1994


                                                                             Fund Information
                                       -----------------------------------------------------------------------------------------
                                                                                                          Guaranteed
                                         Capital                  Government     Money         Company    Investment
                                       Appreciation    Equity     Obligation     Market         Stock      Contract
                                          Fund          Fund         Fund         Fund          Fund         Fund      Subtotal
                                       -----------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized (depreciation)
    appreciation in current value
    of securities                      $ (207,750)  $  (661,506)  $ (125,981)              $(12,635,682)           $(13,630,919)
  Net realized (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation                                                           (1,052,387)             (1,052,387)
      Other                               (36,304)      (27,667)     (30,948)                                           (94,919)
                                       -----------------------------------------------------------------------------------------
                                         (244,054)     (689,173)    (156,929)               (13,688,069)            (14,778,225)
  Dividends:
    New York State Electric & Gas
      Corporation                                                                             2,354,526               2,354,526
    Other (including capital gain
      distributions from mutual
      funds of $661,743)                  306,520       654,044      116,951   $  124,694                             1,202,209
  Interest on securities                                                                                 $  210,436     210,436
  Interest on loans to participants
                                       -----------------------------------------------------------------------------------------
                                           62,466       (35,129)     (39,978)     124,694   (11,333,543)    210,436 (11,011,054)
Contributions:
  Employer                                                                                    1,163,703               1,163,703
  Employee                              1,676,097     1,675,697      409,845      548,153     3,635,850               7,945,642
Interfund transfers (net)                 287,206        41,841      (85,404)     161,458    (1,018,466)   (109,734)   (723,099)
                                       -----------------------------------------------------------------------------------------
Total additions                         2,025,769     1,682,409      284,463      834,305    (7,552,456)    100,702  (2,624,808)

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                           Statement of Changes in Net Assets Available for Benefits, with Fund Information

                                                     Year ended December 31, 1994
                                                              (Continued)

                                                                             Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                        Guaranteed
                                         Capital                  Government     Money       Company    Investment
                                       Appreciation     Equity    Obligation     Market       Stock      Contract
                                          Fund           Fund        Fund        Fund         Fund         Fund        Subtotal
                                       ----------------------------------------------------------------------------------------
Balance brought forward                 $2,025,769   $ 1,682,409   $ 284,463    $ 834,305 $ (7,552,456)  $ 100,702  $(2,624,808)

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                                                                  1,593,540                1,593,540
Withdrawal benefits - cash                 416,143       844,965     167,915      418,893                  340,112    2,188,028
Transfers to Salaried Plan                  29,009        44,295       2,075       17,982      114,660       5,920      213,941
Administrative fees                          5,524         7,084       1,275        3,565       26,469      14,243       58,160
                                       ----------------------------------------------------------------------------------------
Total deductions                           450,676       896,344     171,265      440,440    1,734,669     360,275    4,053,669
                                       ----------------------------------------------------------------------------------------
Net increase (decrease)                  1,575,093       786,065     113,198      393,865   (9,287,125)   (259,573)  (6,678,477)
Net assets available for benefits
  at beginning of year                   5,729,770     9,844,103   1,575,806    3,172,983   33,942,236   4,319,938   58,584,836
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                        $7,304,863   $10,630,168  $1,689,004   $3,566,848 $ 24,655,111  $4,060,365 $ 51,906,359
                                       ========================================================================================

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year Ended December 31, 1994


                                                                             Fund Information
                                           ------------------------------------------------------------------------
                                                                      Asset       Asset       Asset
                                             Subtotal     Global    Allocation  Allocation   Allocation
                                             Brought      Growth      Growth     Balanced   Conservative      Loan
                                             Forward       Fund     Portfolio   Portfolio    Portfolio        Fund      Total
                                           ---------------------------------------------------------------------------------------
Additions (Notes 1,2, and 3)
Investment income:
  Net unrealized (depreciation)
    appreciation in current value
    of securities                          $(13,630,919) $ (6,241)  $   (153)  $    357      $  (380)                $(13,637,336)
  Net realized (loss) on security sales:
    Common stock of New York State
      Electric & Gas Corporation             (1,052,387)                                                               (1,052,387)
    Other                                       (94,919)     (413)        (7)        (9)          (1)                     (95,349)
                                           -------------------------------------------------------------------------------------
                                            (14,778,225)   (6,654)      (160)       348         (381)                 (14,785,072)
  Dividends:
    New York State Electric & Gas
      Corporation                             2,354,526                                                                 2,354,526
    Other (including capital gain
      distributions from mutual funds
      of $661,743)                            1,202,209     5,334      1,100        885          346                    1,209,874
  Interest on securities                        210,436                                                                   210,436
  Interest on loans to participants                                                                       $  138,824      138,824
                                           -------------------------------------------------------------------------------------
                                            (11,011,054)   (1,320)       940      1,233          (35)        138,824  (10,871,412)
Contributions:
  Employer                                    1,163,703                                                                 1,163,703
  Employee                                    7,945,642    17,477      7,630     10,665        1,696                    7,983,110
Interfund transfers (net)                      (723,099)  156,565    137,849    136,867       31,720         260,098            0
                                           ---------------------------------------------------------------------------------------
Total additions                              (2,624,808)  172,722    146,419    148,765       33,381         398,922   (1,724,599)

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                    Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                           Year Ended December 31, 1994
                                                                    (Continued)




                                                                             Fund Information
                                           ----------------------------------------------------------------------
                                                                      Asset       Asset       Asset
                                             Subtotal     Global    Allocation  Allocation   Allocation
                                             Brought      Growth      Growth     Balanced   Conservative     Loan
                                             Forward       Fund     Portfolio   Portfolio    Portfolio       Fund        Total
                                           ------------------------------------------------------------------------------------
Balance brought forward                   $ (2,624,808)  $172,722  $ 146,419    $148,765     $33,381    $  398,922  $(1,724,599)

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                  1,593,540                                                                1,593,540
Withdrawal benefits - cash                   2,188,028                                                                2,188,028
Transfers to Salaried Plan                     213,941                                                                  213,941
Administrative fees                             58,160                                                                   58,160
                                          --------------------------------------------------------------------------------------
Total deductions                             4,053,669                                                                4,053,669
                                          --------------------------------------------------------------------------------------
Net increase (decrease)                     (6,678,477)   172,722    146,419     148,765      33,381       398,922   (5,778,268)
Net assets available for
  benefits at beginning of year             58,584,836          -          -           -           -     1,973,289   60,558,125
                                          --------------------------------------------------------------------------------------
Net assets available for
  benefits at end of year                 $ 51,906,359   $172,722   $146,419    $148,765     $33,381    $2,372,211  $54,779,857
                                          ======================================================================================



See notes to financial statements.

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                   Year ended December 31, 1993


                                                                           Fund Information
                                       -----------------------------------------------------------------------------------------
                                                                                                        Guaranteed
                                         Capital                 Government     Money       Company     Investment
                                       Appreciation    Equity    Obligation     Market       Stock       Contract
                                          Fund          Fund        Fund        Fund         Fund          Fund      Subtotal
                                       -----------------------------------------------------------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation
    (depreciation) in current
    value of securities                 $  572,085   $  369,618  $  (30,254)              $(2,184,687)              $(1,273,238)
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation                                                             44,022                    44,022
      Other                                 21,185       14,214      (1,207)                                             34,192
                                       -----------------------------------------------------------------------------------------
                                           593,270      383,832     (31,461)               (2,140,665)               (1,195,024)
  Dividends:
    New York State Electric & Gas
      Corporation                                                                           2,232,419                 2,232,419
    Other (including capital gain
      distributions from mutual
      funds of $571,150)                   206,710      678,852      86,457   $   68,462                              1,040,481
  Interest on securities                                                                                $  259,723      259,723
  Interest on loans to participants
                                       -----------------------------------------------------------------------------------------
                                           799,980    1,062,684      54,996       68,462       91,754      259,723    2,337,599
Contributions:
  Employer                                                                                  1,177,250                 1,177,250
  Employee                               1,284,695    1,289,058     463,056      675,717    4,514,929                 8,227,455
Interfund transfers (net)                  432,328    1,261,576     317,779        3,659   (2,253,353)    (303,682)    (541,693)
                                       -----------------------------------------------------------------------------------------
Total additions                          2,517,003    3,613,318     835,831      747,838    3,530,580      (43,959)  11,200,611

                                              New York State Electric & Gas Corporation
                                         Tax Deferred Savings Plan for Hourly Paid Employees

                           Statement of Changes in Net Assets Available for Benefits, With Fund Information

                                                   Year ended December 31, 1993
                                                            (Continued)



                                                                           Fund Information
                                       ----------------------------------------------------------------------------------------
                                                                                                       Guaranteed
                                         Capital                  Government     Money       Company   Investment
                                       Appreciation     Equity    Obligation     Market       Stock     Contract
                                          Fund           Fund        Fund         Fund        Fund        Fund       Subtotal
                                       ----------------------------------------------------------------------------------------
Balance brought forward                 $2,517,003    $3,613,318  $  835,831  $  747,838  $ 3,530,580   $  (43,959) $11,200,611

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                                                                   620,045                   620,045
Withdrawal benefits - cash                  12,286        78,891       2,794      50,954                    72,304      217,229
Transfers to Salaried Plan                  47,447        33,709      23,462      24,344       49,126        6,885      184,973
Administrative fees                                                                                         15,789       15,789
                                       ----------------------------------------------------------------------------------------
Total deductions                            59,733       112,600      26,256      75,298      669,171       94,978    1,038,036
                                       ----------------------------------------------------------------------------------------
Net increase (decrease)                  2,457,270     3,500,718     809,575     672,540    2,861,409     (138,937)  10,162,575
Net assets available for benefits
  at beginning of year                   3,272,500     6,343,385     766,231   2,500,443   31,080,827    4,458,875   48,422,261
                                       ----------------------------------------------------------------------------------------
Net assets available for benefits
  at end of year                        $5,729,770    $9,844,103  $1,575,806  $3,172,983  $33,942,236   $4,319,938  $58,584,836
                                       ========================================================================================


                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Hourly Paid Employees

                     Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)


                                                     Year Ended December 31, 1993


                                           Fund Information
                                       -------------------------
                                          Subtotal
                                          Brought         Loan
                                          Forward         Fund        Total
                                       --------------------------------------
Additions (Notes 1, 2, and 3)
Investment income:
  Net unrealized appreciation
    (depreciation) in current
    value of securities                $(1,273,238)              $(1,273,238)
  Net realized gain (loss) on
    security sales:
      Common stock of New York State
        Electric & Gas Corporation          44,022                    44,022
      Other                                 34,192                    34,192
                                       --------------------------------------
                                        (1,195,024)               (1,195,024)
  Dividends:
    New York State Electric & Gas
      Corporation                        2,232,419                 2,232,419
    Other (including capital gain
      distributions from mutual
      funds of $571,150)                 1,040,481                 1,040,481
  Interest on securities                   259,723                   259,723
  Interest on loans to participants                   $  107,088     107,088
                                       --------------------------------------
                                         2,337,599       107,088   2,444,687
Contributions:
  Employer                               1,177,250                 1,177,250
  Employee                               8,227,455                 8,227,455
Interfund transfers (net)                 (541,693)      541,693           0
                                       --------------------------------------
Total additions                         11,200,611       648,781  11,849,392

                                               New York State Electric & Gas Corporation
                                          Tax Deferred Savings Plan for Hourly Paid Employees

                    Statement of Changes in Net Assets Available for Benefits, With Fund Information (Continued)

                                                     Year Ended December 31, 1993
                                                              (Continued)





                                           Fund Information
                                        -----------------------
                                          Subtotal
                                          Brought        Loan
                                          Forward        Fund         Total
                                        -------------------------------------
Balance brought forward                 $11,200,611  $  648,781   $11,849,392

Deductions (Notes 2 and 6)
Withdrawal benefits - stock                 620,045                   620,045
Withdrawal benefits - cash                  217,229                   217,229
Transfers to Salaried Plan                  184,973                   184,973
Administrative fees                          15,789                    15,789
                                        -------------------------------------
Total deductions                          1,038,036                 1,038,036
                                        -------------------------------------
Net increase (decrease)                  10,162,575     648,781    10,811,356
Net assets available for benefits
  at beginning of year                   48,422,261   1,324,508    49,746,769
                                        -------------------------------------
Net assets available for benefits
  at end of year                        $58,584,836  $1,973,289   $60,558,125
                                        =====================================

See notes to financial statements.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                         Notes to Financial Statements

                       December 31, 1995, 1994, and 1993


1.   SIGNIFICANT ACCOUNTING POLICIES

The New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees (the Hourly Plan) was established effective January 1, 1986 to provide for before-tax contributions in accordance with Internal Revenue Code (Code) Section 401(k). The Hourly Plan is maintained on the accrual basis.

Guaranteed investment contracts are valued at contract value (which approximates fair market value) which represents contributions plus interest thereon at the contract rate.

Other investments are carried at current value using the market price at closing on the last business day of the year.

The change during the period between current value and carrying value is reflected in the statement of changes in net assets available for benefits as unrealized appreciation (depreciation) in current value of securities.

Realized gains (losses) are calculated as the difference between the proceeds of assets sold during the year and the market value of these assets at the beginning of the year (or the purchase price if the assets sold were acquired during the year).

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liablilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   DESCRIPTION OF THE HOURLY PLAN

The Hourly Plan is a defined contribution plan for the exclusive benefit of New York State Electric & Gas Corporation (Company) employees who are eligible to participate under the Hourly Plan provisions.

Contributions by the participants are invested, at the election of the participant, in one or a combination of the following nine funds: (1) the Company Stock Fund, consisting of common stock of the Company; (2) the Equity Fund, a mutual fund, consisting primarily of common stock; (3) the Money Market Fund, a mutual fund, consisting of money market instruments; (4) the Capital Appreciation Fund, a mutual fund, consisting primarily of common stock; (5) the Government Obligation Fund, a mutual fund, consisting of securities that are backed by the full faith and credit of the United States Government; (6) the Global Growth Fund, a mutual fund, consisting primarily of U.S. and

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                   Notes to Financial Statements  (Continued)



2.   DESCRIPTION OF THE HOURLY PLAN (Continued)

international common stocks; or (7) the three Asset Allocation Funds, consisting primarily of equity and fixed income securities. Effective January 1, 1992, the Guaranteed Investment Contract Fund did not accept any new investments. Prior to November 18, 1988, the Guaranteed Investment Contract Fund consisted of investments in insurance contracts that guaranteed an effective annual rate of interest through a specified period, and effective November 18, 1988, included investments in securities and other obligations issued by any company that guaranteed an effective annual rate of interest through a specified period.

An employee covered by a collective bargaining agreement is eligible for participation in the Hourly Plan generally upon completion of at least 1,000 hours of service during the 12 consecutive month period begining on the date of employment or any anniversary thereof.

Employee contributions, with certain exceptions, range from 1% to 15% of the participant's base compensation plus any overtime pay. A participant's total contribution could not exceed $9,240 per year in 1995 and 1994, $8,994 per year in 1993, (excluding any Company contributions). The maximum amount is increased from time to time for inflation.

During 1995, 1994 and 1993, the Company contributed solely to the Company Stock Fund an amount equivalent to 25% of the participant's contributions to any fund (up to 1.5% of the participant's annual base compensation as of the first day of the year).

Contributions are also subject to limitations stipulated by the Code.

Contributions to the Hourly Plan are allocated to participant accounts. Participants have full and immediate vesting rights in all contributions, Hourly Plan earnings, and other amounts allocated to their accounts.

Effective July 1, 1994, changes in investment choices and transfers among funds (other than the Guaranteed Investment Contract Fund and the Company's contribution to the Company Stock Fund) are made directly between the participant and the trustee and may be made at any time. Previously, changes in investment choices and transfers could be made once each calendar quarter on any day of the calendar quarter. Subject to certain restrictions, transfers from the Guaranteed Investment Contract Fund (with the exception of amounts related to 1987 contributions) were made only on January 1 of each year.

Participants may obtain a distribution of their accounts due to financial hardship or upon request after attaining the age of 59-1/2.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                   Notes to Financial Statements  (Continued)

2.   DESCRIPTION OF THE HOURLY PLAN (Continued)

Distributions from the Equity Fund, Money Market Fund, Capital Appreciation Fund, Government Obligation Fund, Guaranteed Investment Contract Fund, Global Growth Fund and the Asset Allocation Funds are made in cash. Distributions from the Company Stock Fund are made in either whole shares of New York State Electric & Gas Corporation common stock or in cash, as specified by the participant and subject to approval by the Hourly Plan's administrative committee.

Participants may, under certain circumstances, borrow against their account balances. The principal amount of the loan is subject to certain limitations as defined in the Hourly Plan document. The term of the loan may not exceed five years, and the interest rate established by the Hourly Plan's administrative committee provides the Hourly Plan with a return commensurate with the interest rate charged by persons in the business of lending money for loans which would be made under similar circumstances. Interest rates range from 6.5% to 10.5%. The loan must be repaid by payroll deductions over the term of the loan. Loan payments are credited to an applicable fund based upon the participant's election. If a participant's employment terminates for any reason, the loan will become immediately due and payable.

The Hourly Plan sponsor has the right to discontinue contributions at any time and terminate the Hourly Plan. In the event of termination of the Hourly Plan, the net assets of the Hourly Plan are set aside, first for payment of all Hourly Plan expenses and, second, for distribution to the participants, based upon the balances in their individual accounts.

3.   INVESTMENTS

The fair value of individual investments that represent 5% or more of the Hourly Paid Plan's net assets are as follows:

                                                           December 31,
                                                        1995         1994
                                                   --------------------------
  Company Stock Fund:
    New York State Electric & Gas Corporation      $37,115,333   $24,655,111
      common stock

  Capital Appreciation Fund:
    Putnam Voyager Fund                             13,894,560     7,304,863

  Equity Fund:
    Putnam Fund for Growth and Income               17,371,729    10,630,168

  Money Market Fund:
    Putnam Money Market Fund                         4,422,847     3,566,848

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                   Notes to Financial Statements  (Continued)


3.   INVESTMENTS (Continued)

The Hourly Plan's investment (including investments bought, sold, and held) appreciated (depreciated) in fair value as follows:

                                            Year ended December 31,
                                         1995           1994         1993
                                      ----------------------------------------

Capital Appreciation Fund             $   2,672,529  $  (244,054)   $ 593,270
Equity Fund                               3,141,981     (689,173)     383,832
Government Obligation Fund                  149,688     (156,929)     (31,461)
Money Market Fund                                 -            -            -
Company Stock Fund                        9,446,958  (13,688,069)  (2,140,665)
Guaranteed Investment Contract Fund               -            -            -
Global Growth Fund                           32,270       (6,654)           -
Asset Allocation Growth Portfolio            39,772         (160)           -
Asset Allocation Balanced Portfolio          39,473          348            -
Asset Allocation Conservative
  Portfolio                                   5,922         (381)           -
                                      ----------------------------------------
                                      $  15,528,593 $(14,785,072) $(1,195,024)
                                      ========================================

Realized gains (losses) on security sales resulted from the following:

                                           Year ended December 31, 1995
                                     ---------------------------------------
                                      Aggregate     Aggregate   Net Realized
                                        Cost        Proceeds        Gain
                                     ---------------------------------------
  Common stock of New York State
    Electric & Gas Corporation       $1,282,287    $1,571,475   $    289,188
  Other                               1,922,350     2,341,041        418,691

                                           Year ended December 31, 1994
                                     ---------------------------------------
                                      Aggregate     Aggregate   Net Realized
                                         Cost       Proceeds       (Loss)
                                     ---------------------------------------
  Common stock of New York State
    Electric & Gas Corporation       $4,711,899    $3,659,512   $(1,052,387)
  Other                               3,322,314     3,226,965       (95,349)

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                   Notes to Financial Statements  (Continued)


3.   INVESTMENTS (Continued)
                                           Year ended December 31, 1993
                                     ---------------------------------------
                                      Aggregate     Aggregate   Net Realized
                                        Cost        Proceeds        Gain
                                     ---------------------------------------
  Common stock of New York State
    Electric & Gas Corporation       $3,471,971    $3,515,993   $    44,022
  Other                                 634,922       669,114        34,192

4.  INCOME TAX STATUS

The Company has received a determination letter from the Internal Revenue Service that the Hourly Plan qualifies as a tax deferred savings plan under Sections 401(a) and 401(k) of the Code. The Plan has been amended subsequent to the receipt of the latest determination letter. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

The Prospectus for the Hourly Plan and other materials provided to participants include a discussion of the income tax rules applicable to participants with respect to the Hourly Plan.

5.   PARTICIPANTS

At December 31, 1995, 1994, and 1993, respectively, there were 3,022, 2,889, and 2,439 participants in one or more funds as follows:

                                                     1995    1994     1993
                                                    ----------------------
   Capital Appreciation Fund                        1,337   1,209      993
   Equity Fund                                      1,364   1,311    1,116
   Government Obligation Fund                         440     441      407
   Money Market Fund                                  995     930      942
   Company Stock Fund                               2,426   2,382    2,363
   Guaranteed Investment Contract Fund                745     766      819
   Global Growth Fund                                 242     121        -
   Asset Allocation  Growth Portfolio                  84      41        -
   Asset Allocation  Balanced Portfolio                76      40        -
   Asset Allocation  Conservative Portfolio            32      15        -

6.   TRANSACTIONS WITH PARTIES-IN-INTEREST

Prior to 1994, trustee fees related to the Guaranteed Investment Contract Fund were paid by the Hourly Plan and all other administrative costs of the Hourly Plan were paid by the Company. Beginning in 1994, all fees are paid by the Hourly Plan.

Putnam Investments is the plan administrator.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                   Notes to Financial Statements  (Continued)



7.   SUBSEQUENT EVENT

At April 17, 1996, the Company's common stock had a market value of $22.125 per share as compared to $25.875 at December 31, 1995. This equates to a decline in market value of $5,379,034 in the Company Stock Fund from December 31, 1995 to April 17, 1996. Based upon the April 17, 1996 stock price, the market value of shares held would be $31,736,299 as compared to the December 31, 1995 value of $37,115,333.

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                Schedule of Assets Held for Investment Purposes

                               December 31, 1995


                                       Balance Held at               Market
Name of Issuer and Title of Issue         End of Year     Cost       Value
- -----------------------------------------------------------------------------

Capital Appreciation Fund
  *Putnam Voyager Fund                 911,119 shares $10,710,536 $13,894,560

Equity Fund
  *Putnam Fund for Growth
     and Income                      1,072,991 shares  14,477,951  17,371,729

Government Obligation Fund
  *Putnam U.S. Government
     Income Trust                      162,093 shares   2,167,854   2,138,010

Money Market Fund
  *Putnam Money Market Fund          4,422,847 shares   4,422,847   4,422,847

Global Growth Fund
  *Putnam Global Growth Fund            91,947 shares     895,946     918,554

Asset Allocation  Growth Portfolio
  *Putnam Asset Allocation - Growth
   Portfolio                            39,383 shares     358,749     393,831

Asset Allocation  Balanced Portfolio
  *Putnam Asset Allocation - Balanced
   Portfolio                            45,011 shares     395,450     433,455

Asset Allocation  Conservative
  Portfolio
    *Putnam Asset Allocation
     Conservative Portfolio             18,724 shares     167,296     172,634
                                                      -----------------------
 Total                                                $33,596,629 $39,745,620
                                                      =======================
Company Stock Fund
  *New York State Electric & Gas
     Corporation common stock        1,434,409 shares $36,994,631 $37,115,333
                                                      =======================
Guaranteed Investment Contracts                       $ 3,129,923 $ 3,129,923
                                                      =======================
Loans to participants - interest
  rates from 6.5% to 10.5%                            $         0 $ 2,816,260
                                                      =======================

                   New York State Electric & Gas Corporation
              Tax Deferred Savings Plan for Hourly Paid Employees

                      Schedule of Reportable Transactions

                         Year ended December 31, 1995



                                                       Current Value
                                                        of Asset on
                                Purchase    Selling     Transaction   Net Gain
     Description of Assets       Price       Price         Date        (Loss)
- -------------------------------------------------------------------------------

Category (iii) - Series of transactions in excess of 5% of plan assets

Equity Fund
  *Putnam Fund for Growth
     and Income                $4,508,771               $4,508,771
                                           $  909,193      701,205    $207,988

Capital Appreciation Fund
  *Putnam Voyager Fund          4,943,781                4,943,781
                                            1,026,612      845,935     180,677

Company Stock Fund
  *New York State Electric
     & Gas Corporation
     Common Stock               6,693,774                6,693,774
                                            3,680,510    3,391,322     289,188

Money Market Fund
  *Putnam Money Market Fund     2,528,573                2,528,573
                                            1,659,728    1,659,728           0



There were no category (i), (ii), or (iv) reportable transactions during 1995.

                 Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Post-effective Amendment No. 1 to Form S-8 No. 33-31897) pertaining to the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees of our report dated April 17, 1996, with respect to the financial statements and schedules of the New York State Electric & Gas Corporation Tax Deferred Savings Plan for Hourly Paid Employees included in this Annual Report (Form 11-K) for the year ended December 31, 1995.

                                             ERNST & YOUNG LLP

Syracuse, New York
June 10, 1996